TYPE:  425
  SEQUENCE:  1
  DESCRIPTION:  FILING OF COMMUNICATION

         Filed by Telescan, Inc.
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company:  Investools, Inc.
         Commission File No. 0-17508


                                                                  TELESCAN
                                                     Moderator:  Lee Barba
                                                    05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956



                                   TELESCAN

                             Moderator: Lee Barba
                                  May 4, 2001
                                 9:00 a.m. CT



     Operator: Good day, everyone and welcome to the ZiaSun/Telescan merger conference call. This call is being recorded. At this time I would like to turn the call over to Ms. Jennifer Mundine, Investor Relations Manager at Telescan. Please go ahead.

     Jennifer Mundine: Thank you, Jared. Welcome ZiaSun and Telescan shareholders who are participating on the call this morning. Before I turn the call over to our Moderator, Lee Barba of Telescan, CEO, I'd like to take a moment to read the Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

          That statement reads as follows, except for historical information, the matters discussed in this conference call that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected.

          These include uncertainties in the market, competition, legal, excessive marketing efforts and other risks detailed from time to time in both ZiaSun's and Telescan's SEC filings. Neither ZiaSun or Telescan assume any obligation to update the information presented during this call.

          Having said that, I will now turn the call over to Lee Barba. Lee?

                                                    TELESCAN
                                                    Moderator:  Lee Barba
                                                    05-04-01/9:00 a.m.  CT
                                                    Confirmation # 558956

       Lee  Barba: Thanks, Jennifer. Good morning and welcome to the ZiaSun
          Technologies and Telescan conference call to discuss our announced merger.

          First, I'd like to take a moment to introduce the other participants on the call. Paul Helbling, Telescan's CFO, who will assume the CFO position in INVESTools and Scott Elder, the Chairman and CEO of ZiaSun and my new partner in INVESTools. Scott, who founded (Online Investors Advantage) in 1997 with (Ross Jardine) will serve as an Executive Vice President and Director of INVESTools and along with
          (Ross) and myself form the Executive Committee.

          As well, Scott will continue as CEO of Online Investor Toolbox, the successor to (OIA) as will (Ross).

          Scott and I met in my first week on the job at Telescan. And immediately understood the importance of the strategic partnership between the two companies. Telescan and it's unique ProSearch Technology underlie (OIA's) tremendously successful investing seminars and workshops, which have been presented to over 400,000 attendees worldwide. It was obvious to me the technology without the knowledge to use it to make better investing decisions was useless.

          And it was obvious to Scott that Telescan has the best financial tools and analytics, which presented in a workshop environment over two days unlocks their potential to investors who have made the financial and time commitment critical to long term investing success.

          The quality of Telescan's Wall Street City super site with it's aggregate financial data and ProSearch screening tools is the foundation of the (OIA) workshop and (Investor Toolbox), OIT's private access financial education product.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          A business model based on profitability from workshop revenues, home study programs and subscriptions to the exclusive access all content (Investor Toolbox) has proven to be a better model to creating a loyal customer base than the now all too familiar failed investment sites that ask nothing from their users in terms of commitment and get back nothing in terms of revenues. Free does not work for customers or for shareholders.

          Unfortunately, (OIA) was in the process of merging with ZiaSun Technologies when Scott and I met so we were unable to pursue a strategic combination at that time. But with the continuing partnership between the two companies over the past year, Scott, Ross and I continued our conversations. I am delighted today to be here with Scott to complete a corporate merger that we saw from our first meeting as highly synergistic.

          We have agreed to complete the transformation of both ZiaSun and Telescan through the structure of the merger, which will create a new entity with a new NASDAQ listing under the name INVESTools. We decided on this structure to force us to recreate and refocus our businesses around our core confidences - investor education, financial publication and analytics.

          Our intent prior to closing its to further discontinue, sell or reduce focus on business lines and investments that are not at the core of these three confidences and cash flow positive. While we have begun this process and will be reporting to shareholders in more detail on our plans to restructure in the future, we intend to be rigorous in focusing on these confidences in three business lines
          - financial education, financial publishing and financial services.

          We have learned the hard way the concepts without capital, clients and execution is not a path to long term shareholder value or a sustainable enterprise. This leads us to why we believe this merger holds such potential. One, the merger creates a company with financial stability. Two, the merger creates a company with an aggregated customer base of more than one million active users on a

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          monthly basis. And, three, the merger creates a company with immediate synergies from the combination which are revenue based with modest cost savings from corporate consolidation.

          Let's quickly review each of these three strategic reasons for the merger. Financially, INVESTools on a pro forma basis had 90 million in revenue and 4.4 million in positive EBITDA in fiscal year 2000 excluding unusual items. With core businesses generating positive cash flow, we are in an enviable position in this market environment.

          Second, the financial strength of this combined company is derived from our clients and their demand for our products and services, which can be expressed in some amazing statistics. In the past year on a pro forma basis, INVESTools served more than 100,000 paying clients at price points ranging from $15 per month for subscription advice services to $4,000 for a complete two-day investor education workshop.

          We reach more than one million active investors each month through Web sites and e-mail lists, creating one of the leading media sources for financial advertisers. We conducted more than 1,200 investor seminars and 270 two-day workshop in 80 U.S. and 17 international cities in 12 countries last year. And while the statistics I have just quoted present the direct contact with consumers by INVESTools, we reach an equally large client base through our financial services business, private labeling, institutional clients such as CNBC.com, BusinessWeek Online, Quick & Reilly, Forbes.com, Gilder Publishing and TheStreet.com.

          Third, the synergies from this transaction are tangible within our two companies branding opportunities, cross selling our products, taking advantage of Telescan's direct marketing skills to expand our educational seminar marketing, expanding our home study video business with Telescan's premiere content providers and providing co-branded educational workshop through Telescan's institutional partners. We conservatively estimate that these synergies can produce over $4 million of revenue in the second half of fiscal year 2001.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          Financial strength, a loyal, committed customer base and significant, immediately available synergies, this is why ZiaSun and Telescan are merging to create INVESTools.

          Before asking Scott to offer his remarks regarding the merger, I would like to briefly outline the terms of merger. The merger is a stock-for-stock exchange. INVESTools will issue new shares to acquire all of the outstanding share of both ZiaSun and Telescan. ZiaSun shareholders will receive 75 percent of the newly issued INVESTools common stock and Telescan shareholders will receive 25 percent. ZiaSun shareholders will receive one share of INVESTools common stock for every one share of ZiaSun common stock they hold. Telescan shareholders will receive 0.56486 shares of INVESTools common stock for every one share of Telescan common stock they hold.

          The valuation process that concluded with this exchange formula took into account not just current market caps, which we believe are misleading at best under current market conditions. But also took into account the two firms' revenue growth, profitability, cash flow generation and balance sheet strength. The combination of these factors weighed in ZiaSun's favor in determining the percentage ownership in INVESTools.

          The merger was unanimously approved by the Board of Directors of each company and is subject to the customary closing conditions including approval by the shareholders of both ZiaSun and Telescan.

          Voting agreements have been executed by the largest shareholders of both companies totaling at least 35 percent of each company's outstanding shares. And lock up agreements have been entered into with several of the large shareholders of both companies, restricting their ability to sell the stock of INVESTools for six months following the transaction and with limitations on sales of INVESTools stock for up to 12 months.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          I would now like to turn the presentation over to Scott Elder, Chairman and CEO of ZiaSun.

     Scott Elder: Thank you, Lee. I just want to make a few comments on the merger. I'm very excited about this day. We, as (OIA), have been working very closely with Telescan from the very inception of our business.

          (Ross Jardine) and myself - when we recognized the need for investor education - as we like to say that the investors out there in the online investing world were drowning in information but starving for knowledge. And when we did a search of the technology out there we found that Telescan's technology was the best and got with Telescan and developed our workshop around the Telescan technology.

          And have worked very closely with Telescan since 1997 when (Online Investor's Advantage) was acquired by ZiaSun. ZiaSun at the time, a holding company looking for profitable - really looking to discover unknown technology companies that had great upside potential such as Online Investor's Advantage.

          Over the past couple of years (Online Investor's Advantage) continued to grow. As we started seeing things happen in the marketplace, as everyone has experienced in the "dot-com" world, that if it was making money it became very insignificant real quick. ZiaSun recognizing these things and being quick to adjust it's business model in order to enhance the shareholder value, recognized that perhaps focusing on the e-finance model and growing the e-finance model, (Online Investor's Advantage) would be a strategy that would benefit the ZiaSun stockholders.

          With that in mind, always wanting to work closer with Telescan, we recognized from the very beginning with Telescan's technology and Telescan's relationship with its B-to-B clients. That we could offer to those clients on Telescan's behalf something that they were

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          missing as well. That even the B-to-B clients had some opportunities to provide education for their subscribers to their services because they are really in the B-to-C business as well. And we know that the education enhances the value of the financial data technology.

          Frankly, we felt doing it as a joint venture would put us at risk, that we really needed to be - that the technology needed to be owned by the company creating the education products and services. And the product and services company really needed to own the technology by which they were teaching on or there would be a risk.

          Always knowing that if these two companies could come together from the very beginning with that in mind as a - we were asked one time - I was asked, "What would be the ideal situation that (Online Investor's Advantage) is lacking now?" And I said, "That would be either merged or in some type of ownership with the education and technology." So for me this is a great opportunity to enhance what we've been doing and benefit Telescan while Telescan is able to benefit us as well. And coming together as one company is only going to benefit the stockholders of both companies to bring that together.

          The other huge benefit to this is creating a barrier to entry to competitors that we believe would be very difficult for someone to enter in and to even come close to doing what we are currently doing. We understand marketing here and we understand how to contact and present a message to our customer base and being able to expand that into Telescan's B-to-B customers as well. For the benefit of all there a synergy there that's typical of the definition of synergies where we're able to create a whole that's bigger than the sum of its parts. And that is why one of the reasons I'm very excited about this, frankly. Another reason I'm very excited about his is my great respect and admiration for Lee Barba that has grown over the - a little over a year since we first met at a Telescan client meeting.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          Lee has the experience, the expertise, the qualifications to be the CEO of a public company. It's something he knows well, enjoys and loves doing. I've been on a quick learning curve since becoming a CEO of a public company myself and realize that my strengths lie in what I do best and developing and creating marketing messages and the structural design of the educational media that we create, something that I love and enjoy and, frankly, have been taken away from in the last two years and especially the last year. And look forward to focusing back in that area.

          So the synergy of the personnel - the personnel that exists at Telescan, the personnel that exists at INVESTools in Mineral Park, the people that we have here at (Online Investor's Advantage) as well as others within ZiaSun that there's very little crossover and much in synergies to enhance what each other do and to build on the strength. And all of this together gives a platform that, quite frankly, I'm very excited to get to work on as we build the profitability and the revenues of the combined companies, while doing what is necessary and important on the public company level to build the shareholder value even beyond what I think would be possible with each company staying separate.

          I believe that's - thank you.

     Lee Barba: Great remarks, Scott. Thank you very much. I think we can open the floor for questions and answers. And Paul will participate in this part of the program with Scott and I.

     Operator:Our question-and-answer session will be conducted electronically. If you would like to ask a question, please press star one on your touch-tone phone. We'll take your questions in the order that you signal us and will take as many as time permits.

          Once again, if you do have a question, please press star, one. We'll pause for just a moment to assemble our roster.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          And will take our first question from Gil Gilbertson with Gilson Investments.

     Gil Gilbertson: Yeah, Mr. Barba, I...

     Lee Barba: Hey, Gil. How are you?

     Gil Gilbertson: Fine, how are you?

     Lee Barba: Good.

     Gil Gilbertson: I just wanted to tell you I'm very enthused about this relationship and also the - as you know I have been harping for a long time about having a charting system that moves with the market. And I want to complement you on bringing in this (pro) station - it's great. I spend many hours a week utilizing it. Will that be carried forward in this relationship?

     Lee Barba: Absolutely. We feel that's - I appreciate the comments - glad you're suing it. For those of you on the line who aren't aware, that's a new product offering on Wall Street City. We're excited about it. We intend to expand it, integrate it with the ProSearch capability so it will only get more exciting and useful for our users. We think that - one of the things we didn't focus on in our opening remarks was absolutely a key synergy is the proprietary nature of Telescan's development skills and how we're going to expand those for the workshop clients of OIA - for Scott and (Ross') customers.

          So I think you can look forward to a lot more of those kinds of products. Gil, I'm delighted to hear that you're using it.

     Gil Gilbertson: It's a great product and it provides a lot of stickiness. I've spent more hours on that site since you put that on there than I have in the several years that I've been using it.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

     Lee Barba: Great. Glad to hear it.

     Gil Gilbertson: Right.

     Lee Barba: Thanks for your comments and I appreciate your understanding of what we're doing here with Telescan and ZiaSun. It's a good thing for the shareholders.

     Gil Gilbertson: Right. Thank you.

     Operator: Our next question comes from Chad Wood who's a private investor.

     Chad Wood: Hi, how are you doing?

     Lee Barba: Hey, Chad.

     Chad Wood: A couple of questions that I want to ask. One is, could you elaborate a little more on the exchange rate? I see the revenue difference but like cash and earnings and stuff that really broke down between the 75 percent to ZiaSun and 25 percent to Telescan.

     Lee Barba: Correct. I'm going to defer to Paul but I think it's extremely important - he may make some remarks in this area - that in all of our deliberations and they've been underway pretty much since last September, it was very much a weighting and an understanding and appreciation of all of the factors - market cap, frankly, under current market conditions being the least important, is not reflective of the value of either company, especially ZiaSun when you get a better understanding of their revenues, of their growth.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

     They've doubled revenue each year they've been in business. They've been profitable from day one. And, of course, that meant a fairly strong weighting on the revenue growth, profitability, cash flow generation and balance sheet strength as the key criteria in the formula. But, Paul, perhaps you'd like to ...

     Chad Wood: And, Paul, before you - before you go into it, explain a little, too, on the profitability because all I see is a $70 million loss for last year off the Internet for ZiaSun. So explain that to me...

     Lee Barba: Sure.

     Chad Wood:... how you're coming with profitability

     Lee Barba: Sure, Chad. Paul?

     Paul Helbling: Sure. Chad, no problem. For the most part, in general, I think my comments can't do any thing but reiterate what Lee said. But, specifically, if you look at EBITDA and you back out unusual items last year (Powder) - excuse me - ZiaSun had $9 million of EBITDA. The significant item throwing their P&L into the negative was a write off of goodwill - a non-cash charge of $67 million - excuse me - a write off of $71 million rather generating the bulk of the loss.

          But their EBITDA was $9 million positive, which is significant cash flow in that entity. And comparatively to 2000, Telescan's cash flow was negative by about - or EBITDA was negative by about four million. So as we looked at the relative values of the companies in consideration of the exchange rate therein lies a significant differential which entered into the consideration along with market cap.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          Likewise, ZiaSun was bringing into the merged entity significant revenue growth. We see that revenue growth flattening out as it always does as companies get large but they are still looking at continued revenue growth whereas Telescan's revenue is declining 2001 from 2000 largely due to what's going on in the advertising arena, for example, and just in generally, what's impacting our B-to-B customers in the Internet space. So there were - those were some of the considerations that impacted the valuation process.

     Chad Wood: OK.

     Lee Barba: Chad, I'm going to add one other comment because I think this is going to become clearer and clearer in our future communications.
          (OIA) is - Paul, correct me if I'm wrong - 99 percent at this point of the revenues and 100 percent of the profitability and positive cash flow of ZiaSun. I think we're going to need to do some communications that clearly describe (OIA) or Online Investor Toolbox, which is their new name, within ZiaSun.

          It is the company and that's why we refer to it that way in this conference call. What Scott and (Ross) did when they merged - they were a part but not as dominant a part of ZiaSun's operations. And we will be talking to you in the future about how some of the other ZiaSun operations will be potentially discontinued.

          Basically, this is a merger between Online Investor Toolbox and Telescan and that entity within ZiaSun is what's generating the revenues, the cash flow and the profitability. We're not sure how well understood that is because Scott and Ross have grown this business so quickly- growing from a standing start in 1997 to mid 50 million of revenue just OIT in 2000 that it's an amazing story, which is why we feel the ZiaSun stock is so vastly undervalued. That may not be apparent on the surface at this point. We would point you there as we go forward.

     Chad Wood: OK. And just again what is the cash position of ZiaSun and any kind of debt?

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

     Lee Barba: Paul?

     Paul Helbling: OK. Well, ZiaSun's cash at their OIT unit is roughly two million with another million at their other units at this time. And Telescan remains at the area of $1 million or so of cash at this time.

     Chad Wood: OK. And last question is going to be just based upon revenues because we're talking about this $9 million number from last year. And out revenues are dropping substantially this quarter over last year. What is - do we expect that our revenues are going to be north of ($9 million) for a combined company going forward on a yearly basis?

     Lee Barba: Chad, we're very careful at this point, as you know, for many reasons to be careful with regard to forecasts but perhaps Paul can make a comment.

     Paul Helbling: Let me make sure - were you asking revenues north of nine million?

     Chad Wood: Ninety million.

     Paul Helbling: Ninety.

     Chad Wood: In other words, what I'm asking - we can't look at what you did last year because everybody knows things have slowed down and things are revenues are dropping. So try to give me a picture of evaluation as a price to revenues. What sort of revenues can we look out of this company on a yearly basis coming right out of the gate?

     Paul Helbling: Well, I think that, as I said, Telescan is carrying forward with some revenues in the prior year of 2000 that are not going to be repeated primarily in the B-to-B area. So we are bringing forward some lower revenue base into 2001. And Powder's

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          growth while still growing as ZiaSun's revenue growth while slowing is still going to be growing. I would expect that we are going to be in the - probably the mid 80 to 90 range.

     Chad Wood: OK. And no major debt outstanding?

     Paul Helbling: No.

     Chad Wood: OK, thank you.

     Paul Helbling: OK.

     Chad Wood: Good luck.

     Lee Barba: Thanks, Chad. For everybody's benefit, Paul keeps referring to the ZiaSun as "Powder". That was the code name we used during the negotiations for the merger. We literally just completed the negotiations yesterday so we're still referring to it as Powder. But Powder is ZiaSun.

     Operator: Once again, if you do have a question, please press star, one.
          We'll take a question from Don Greenstein with Yipses Com.

     Don Greenstein: We are a potential supplier to Telescan and - can you hear me?

     Lee Barba: Yes. Yes, we can.

     Don Greenstein: OK. My financial people are looking for documents that would reassure, basically, in able to allow us to make an investment to bring telecommunication service to Telescan or someone who they might contact. Who would you recommend that they contact.

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

     Lee Barba: Well, Don, you should contact Paul Helbling in Houston 281-588-9102 and/or Paul can contact you after this call. You're probably working with (Joe France)?

     Don Greenstein: Yes, we are.

     Lee Barba: Yeah. And Paul...

     Don Greenstein: You said his name was Helbling?

     Lee  Barba: Helbling - h-e-l-b-l-i-n-g. He's our CFO.

     Don  Greenstein: OK.

     Lee Barba: And he'd be delighted to spend some time with you following the call.

     Don Greenstein: Thank you very much. The information you provided is exciting and we look forward to doing business with you.

     Lee  Barba: Excellent. Thank you, Don - likewise.

     Operator: And there are no further questions.

     Lee Barba: Great. I had - if there aren't any other questions, I had some brief closing remarks. In closing I'd like to restate the reasons for the strategic combination of ZiaSun and Telescan. One, financial strength and stability. Two, an aggregated customer base of active users which exceeds one million on a monthly basis, purchasing products and services from $15 for subscription advice services to $4,000 for Scott and (Ross') two-day investor workshops

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

          that are the best in the business. And, three, the immediate financial synergies from the merger that we estimate can exceed $4 million in fiscal year 2001 as a result of cross selling our products and services to our combined client base.

          As a result of the merger, we are renaming the company INVESTools, which is representative of our combined core strength in three business lines. Financial education, which comprises approximately 65 percent of INVESTools fiscal year 2000 revenue. Two, financial publishing, which represents approximately 20 percent of INVESTools pro forma fiscal year 2000 revenues. And financial services, which makes up 15 percent of INVESTools pro forma fiscal year 2000 revenues.

          At a time when many of our competitors are stumbling in the market for, frankly, not able to continue in business, we've created a strong company than either ZiaSun or Telescan was on it's own. Neither ZiaSun nor Telescan in their current forms represent our vision for what our customers want and need from us in the future. And, therefore, we will base INVESTools on our core strengths as a worldwide leader in investor education, financial publications and analytics with over 100,000 paying customers - paying customers - in the past year using our products in 12 countries, representing 40 unique, recognizable brands and co-branding our products for companies such as American Express, BusinessWeek Online, Quick & Reilly and CNBC. We have created a leader in financial education, financial publishing and financial services for renewed growth and to create shareholder value in the future.

          Thank you very much for participating in the call.

     Operator: That concludes today's conference. Thank you for your participation.

                                     END

                                                     TELESCAN
                                                     Moderator:  Lee Barba
                                                     05-04-01/9:00 a.m.  CT
                                                     Confirmation # 558956

     We also recommend that you read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Commission by Telescan. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Telescan at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Telescan may also be obtain from Telescan by directing your request to Telescan, Inc., 5959 Corporate Drive, Suite 2000, Houston, TX 77036, Attn: Investor Relations, tel: (281) 588-9829; e-mail: jennifer.mundine@telescan.com.